SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549



                            FORM 11-K

           ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
           SECURITIES EXCHANGE ACT OF 1934


[  X  ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 (No fee required, effective October 7, 1996)

           FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                               OR

[    ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 (No Fee required)


           FOR THE TRANSITION PERIOD FROM _________ TO ________.


                  COMMISSION FILE NUMBER 0-7201


           A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:


                        POE & BROWN, INC.


               EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT


          B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                                 POE & BROWN, INC.
                            220 SOUTH RIDGEWOOD AVENUE
                          DAYTONA BEACH, FLORIDA  32115

<PAGE ii>

          POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT


                                      FORM 11-K

                                REQUIRED INFORMATION


Pursuant to Item 4 of the required information, in lieu of the requirements of Items 1, 2 and 3, the financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are submitted as follows:


                                                               Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS             1

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF
   DECEMBER 31, 1996 AND 1995                                  2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, WITH FUND INFORMATION, FOR THE YEAR ENDED
   DECEMBER 31, 1996                                           3

NOTES TO FINANCIAL STATEMENTS                                  4

SCHEDULE I:  SCHEDULE OF ASSETS HELD FOR INVESTMENT AS OF
   DECEMBER 31, 1996                                           8

SCHEDULE II:  SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE
   YEAR ENDED DECEMBER 31, 1996                                9

SIGNATURE                                                      10

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS            11

<PAGE 1>

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Trustees of the Poe & Brown, Inc.
Employees' Savings Plan and Trust Agreement:

We have audited the accompanying statements of net assets available for plan benefits of the Poe & Brown, Inc. Employees' Savings Plan and Trust Agreement as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/S/ ARTHUR ANDERSEN LLP


Tampa, Florida,
June 27, 1997

<PAGE 2>

     POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT


         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                    AS OF DECEMBER 31, 1996 AND 1995


                                          1996                1995

INVESTMENTS (Notes 2 and 3):
   At fair value-
     SEI Balanced Fund                    $ 5,810,917        $ 5,250,137
     SEI Bond Index Fund                      103,014              2,142
     SEI Capital Appreciation Fund          7,766,467          6,955,384
     SEI Core International Equity Fund       784,269            421,485
     SEI S&P 500 Index Fund                 1,773,025            145,697
     SEI Small Cap Growth Fund              3,236,914          2,123,099
     Employer Common Stock                  4,108,587          3,856,819
     Participant loans                      1,595,998          1,432,315
     SEI Prime Obligation Fund                  9,004             54,146
                                          ___________        ___________
                                           25,188,195         20,241,224

   At contract value-
     SEI Stable Asset Fund                  4,631,820          5,084,286
                                          ___________        ___________
          Total investments                29,820,015         25,325,510


CASH                                          194,340            246,090

EMPLOYER CONTRIBUTIONS RECEIVABLE             645,569            501,530

PARTICIPANT CONTRIBUTIONS RECEIVABLE           70,976             61,614
                                         ____________        ___________
          Total assets                     30,730,900         26,134,744

ACCOUNTS PAYABLE                              194,340            246,090
                                         ____________        ___________


NET ASSETS AVAILABLE FOR PLAN BENEFITS    $30,536,560        $25,888,654
                                          ===========        ===========


The accompanying notes are an integral part of these statements.

<PAGE 2>

         POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST  AGREEMENT

       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION,

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                               SEI Core                   SEI
                             SEI       SEI Bond  SEI Capital   International SEI S&P      Small Cap  SEI Stable
                             Balance   Index     Appreciation  Equity        500 Index    Growth     Asset
                             Fund      Fund      Fund          Fund          Fund         Fund       Fund
                             _____     ________  ____________  ___________   _________    _________  __________

ADDITIONS:
  Interest and dividends    $1,029,204  $ 3,009 $2,088,407     $ 49,157      $ 18,569     $643,450   $331,602
  Dividends on employer
  common stock                  -           -        -                -        -             -           -
  Net realized and unrealized
  appreciation (depreciation)
    in fair value of
    investments              (263,105)   2,885   (525,224)       32,208       198,851      (61,381)      -
  Participant contributions   478,734    9,422    680,589       142,508       112,424      507,468    368,786
  Employer contributions      268,041    4,990    339,174        49,916        48,043      247,654    217,190
                           __________  _______  __________     ________      ________     _________  ________
     Total additions        1,512,874   20,306  2,582,946       273,789       377,887    1,337,191    917,578
                           __________  _______  __________      ________     ________     _________  _______

DEDUCTIONS:
  Benefits paid to
   participants               620,059   2,734    517,682         30,731        53,651      354,045  1,457,041
  Administrative expenses      19,841     179     25,746          2,130         4,407        9,725     18,435
                           __________  _______  _________       ________     ________     ________  _________
      Total deductions        639,900   2,913    543,428         32,861        58,058      363,770  1,475,476
                           __________  _______  _________       ________     ________     ________  _________

NET ASSETS TRANSFERRED
 BETWEEN INVESTMENT FUNDS   (312,194)  83,479 (1,228,435)       121,856     1,307,499      140,394    105,432
                            _________  _______  __________      ________    _________     _________   _______

NET INCREASE (DECREASE)       560,780 100,872    811,083        362,784     1,627,328    1,113,815   (452,466)

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS,
  December 31, 1995         5,250,137   2,142    6,955,384      421,485      145,697     2,123,099   5,084,286
                           __________  _______   __________     ________    _________    _________   __________

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS,
  December 31, 1996        $5,810,917 $103,014   $7,766,467    $784,269   $1,773,025    $3,236,914  $4,631,820
                           ========== ========   ==========    ========   ==========    ==========  ===========

(TABLE COLUMNS FOR THE TABLE ABOVE ARE CONTINUED BELOW FOR
  EDGAR PURPOSES ONLY - THESE COLUMNS CONTINUE ACROSS THE PAGE ON HARD COPY)


                                 Employer
                                 Common         Participant
                                 Stock          Loans           Other       Total
                                 _________      ___________     ________    ______

ADDITIONS:
  Interest and dividends         $   -          $127,669         $  1,422   $ 4,292,489
  Dividends on employer common
   stock                             76,023        -                             76,023
  Net realized and unrealized
   appreciation (depreciation)
   in fair value of investments     366,850        -                  -        (278,916)
  Participant contributions         358,429        -                9,362     2,667,722
  Employer contributions            200,124        -              144,039     1,519,171
                                  __________    _________        _________  ___________
      Total additions              971,426        127,669         154,823     8,276,489
                                  __________    ___________       ________  ___________

DEDUCTIONS:
  Benefits paid to participants    302,919        200,117             -       3,538,979
  Administrative expenses            9,141         -                  -          89,604
                                   ________      __________       ________    __________
      Total deductions             312,060        200,117             -       3,628,583

NET ASSETS TRANSFERRED BETWEEN
  INVESTMENT FUNDS                (407,598)       236,131          (46,564)        -
                                  _________      __________        ________  __________

NET INCREASE (DECREASE)            251,768        163,683          108,259     4,647,906

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, December 31, 1995     3,856,819      1,432,315          617,290    25,888,654
                                 _________      _________          ________   __________

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, December 31, 1996   $4,108,587      $1,595,998         $725,549   $30,536,560
                               ==========      ==========         ========   ===========




The accompanying notes are an integral part of this statement.


<PAGE 4>

  POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT


                  NOTES TO FINANCIAL STATEMENTS

                   DECEMBER 31, 1996 AND 1995



1. PLAN DESCRIPTION:

General

The Poe & Brown, Inc. Employees' Savings Plan and Trust Agreement (the Plan), established effective January 1, 1985, and as amended effective October 1, 1996, is a defined contribution plan under which substantially all employees who are at least age 18 and who have completed 30 continuous days of service are eligible to participate. The Plan is intended to assist Poe & Brown, Inc. and its subsidiaries (the Employer) in its efforts to attract and retain competent employees by enabling eligible employees to share in the profits of the Employer and to supplement retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Distributions

Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship or termination of service and are based on the balance in the participant's account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment elected by the participant and the participant's spouse, if any. The forms of payment are (1) joint and survivor annuities, (2) a life annuity with 120 guaranteed monthly payments, (3) a life annuity, (4) a single lump-sum payment for the entire balance of the participant's account, and (5) a direct transfer to either an individual retirement account or another qualified employer retirement plan.

Administration

The Plan is administered by the 401(k) Plan Employee Benefits Administrative Committee (the Committee) which has been appointed by the Board of Directors (the Board) of the Employer. Information about the plan agreement, such as provisions for allocations to participants' accounts, vesting, benefits and withdrawals, is contained in the
Summary Plan Description. Copies of this document are available from the Committee.

Administrative Expenses

Substantially all administrative expenses are paid by the Plan.
These expenses include recordkeeping, audit and trustee fees.

<PAGE 5>

Contributions

Participants may elect to defer, subject to certain limitations, from 1 percent to 15 percent of annual compensation as contributions to the Plan. The Employer makes matching contributions to the Plan of 100 percent of each contributing participant's deferred contribution, but no more than 2.5 percent of each participants' salary. The Plan permits the Board of the Employer to authorize optional contributions allocated to participants based on salary. During each of the years ended December 31, 1996 and 1995, the Board authorized an optional profit sharing contribution of 1.5 percent of salary for all participants.

Vesting

   Participants employed prior to October 1, 1996, are 100 percent vested in their entire account balance at all times. Participants employed on or after October 1, 1996, are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer matching contributions and profit sharing contributions are based on years of credited service and are subject to the following vesting schedule:



              Years of                       Credited Service
              Vested Interest
              _______________                _________________

              1                               20%
              2                               40%
              3                               60%
              4                               80%
              5 or more                      100%


Plan Termination

The Plan will terminate if the Employer is dissolved or declared bankrupt or insolvent. Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the trustees. Upon termination, the rights of participants in their accounts will become 100 percent vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

2. USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

<PAGE 6>

Basis of Accounting

The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

Valuation of Investments

   SEI Investments -- The fair value of the participation units in SEI investments (excluding the SEI Stable Asset Fund) is based on the quoted redemption value of the units from SEI
   Trust Company on the last business day of the year.

   Employer Common Stock Fund -- The fund consists of the
   Employer's common stock which is valued at the last reported sale price as reported on the National Market System by the National Association of Securities Dealers.

   SEI Stable Asset Fund -- As of December 31, 1996 and 1995, the contract value of the SEI Stable Asset Fund approximated its fair value.

3. INVESTMENT PROGRAMS:

Investments

As of December 31, 1996 and 1995, contributions to the Plan are invested in one or more of eight separate investment funds at the direction of each participant. The funds are (1) SEI Balanced Fund, (2) SEI Bond Index Fund, (3) SEI Capital Appreciation Fund,
(4) SEI Core International Equity Fund, (5) SEI S&P 500 Index Fund, (6) SEI Small Cap Growth Fund, (7) SEI Stable Asset Fund, and (8) Employer Common Stock.

Investment Income and Expenses

Each participant's account shall be allocated the investment income and expenses of each fund based on the value of each participant's account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant's account. General expenses of the Plan not attributable to any particular fund shall be allocated among participants' accounts in proportion to the value of each account, taking into consideration the participant's contributions and distributions.

Participant Loans

A participant may, with the approval of the Committee, borrow from his own account a minimum of $500, up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested account balance. Additional loans to participants with more than one loan outstanding are consolidated into a single loan, and no more than five loans may be outstanding, including those which have been consolidated. Loans, which are repayable monthly over periods generally up to five years, are collateralized by notes and by a security interest in the borrower's vested account balance. The loans bear interest at the rate of prime plus 1 percent, determined at the time the loan is approved.

<PAGE 7>

4. PARTY-IN-INTEREST TRANSACTIONS:

All of the Plan's SEI investments are managed by the custodian, a party-in-interest.

5. FEDERAL INCOME TAX STATUS:

The Plan obtained its latest determination letter on February 26, 1996, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. SUBSEQUENT EVENTS:

Effective January 1, 1997, the Board appointed Diversified Investment Advisors, Inc. as the recordkeeper of the Plan, and appointed Investors Bank and Trust Company of Boston, Massachusetts, as Trustee of the Plan. In connection with the changes, the new funds offered to Plan participants as of January 1, 1997, are the (1) Diversified Stable Five Fund,
(2) Diversified Government/ Corporate Bond Fund, (3) Diversified Balanced Fund, (4) Diversified Stock Index Fund, (5) Diversified Equity Value Fund, (6) Diversified Special Equity Fund, (7) Diversified International Equity Fund, and (8) Employer Common Stock Fund.

<PAGE 8>

                                                       SCHEDULE I


      POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT


                   SCHEDULE OF ASSETS HELD FOR INVESTMENT

                            AS OF DECEMBER 31, 1996

Identity and Description of Issues                  Cost          Fair Value
__________________________________                  _________     __________

SEI Balanced Fund (stock and bond investments)*     $ 5,934,376   $ 5,810,917
SEI Bond Index Fund (bond investments)*                 102,163       103,014
SEI Capital Appreciation Fund (stock investments)*    8,404,341     7,766,467
SEI Core International Equity Fund (foreign stock
  investments)*                                         804,412       784,269
SEI S&P 500 Index Fund (stock investments)*           1,622,728     1,773,025
SEI Small Cap Growth Fund (small company stock
   investment)*                                       3,457,128     3,236,914
SEI Stable Asset Fund (guaranteed investment
   contracts)*                                        4,631,820     4,631,820
Employer Common Stock (employer stock investment)     2,985,453     4,108,587
SEI Prime Obligation Fund (bearing interest at
   4 percent)*                                            9,004         9,004
Participant loans (bearing interest at rates
   ranging between 7 percent and 11.5 percent)        1,595,998     1,595,998
                                                    ___________   ___________
                                                    $29,547,423   $29,820,015
                                                    ===========   ===========

*Represents a party-in-interest (Note 4).

   The preceding notes are an integral part of this schedule.

<PAGE 9>

                                                      SCHEDULE II


        POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT


                     SCHEDULE OF REPORTABLE TRANSACTIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1996




Identify of Party Involved/      Purchase     Selling     Cost of     Realized
Description of Assets            Price        Price       Assets      Gain
___________________________      ________     _________   ________    ________

SEI Balanced Fund*               $2,445,832   $   -       $2,445,832  $     -
SEI Capital Appreciation Fund*    3,734,896       -        3,734,896        -
SEI S&P 500 Index Fund*           1,656,725       -        1,656,725        -
SEI Small Cap Growth Fund*        2,008,990       -        2,008,990        -
SEI Prime Obligation Fund*        4,909,445       -        4,909,445        -
SEI Stable Asset Fund*            1,697,733       -        1,697,733        -
SEI Balanced Fund*                   -         1,621,947   1,436,755   185,192
SEI Capital Appreciation Fund*       -         2,398,589   2,244,940   153,649
SEI S&P 500 Index Fund*              -           228,248     178,568    49,680
SEI Small Cap Growth Fund*           -           833,794     550,093   283,701
SEI Prime Obligation Fund*           -         4,954,587   4,954,587        -
SEI Stable Asset Fund*               -         2,150,199   2,150,199        -


*Represents a party-in-interest (Note 4).



   The preceding notes are an integral part of this schedule.

<PAGE 10>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee and other persons who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                            POE & BROWN, INC.
                            EMPLOYEES' SAVINGS PLAN AND TRUST
                            AGREEMENT

                           By:  POE & BROWN, INC.



                           By: /S/ WILLIAM A. ZIMMER
                              ______________________________________
                              William A. Zimmer
                              Vice President, Chief Financial
                              Officer and Treasurer

<PAGE 11>

       CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



As independent certified public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K, into the Company's previously filed Registration Statement File No. 33-1900, dated November 27, 1985, as amended by Post Effective Amendment No. 1 dated December 2, 1992.



/S/ ARTHUR ANDERSEN LLP

Tampa, Florida,
June 27, 1997